Exhibit 4.17

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED AT THE APPROPRIATE PLACES WITH FIVE ASTERISKS [*****], HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL, AND (II) THE TYPE THAT THE COMPANY TREATS AS PRIVATE AND CONFIDENTIAL

TRANSITION AGREEMENT (this “Agreement”), dated as of December 20, 2023, among Bayer Healthcare LLC, a Delaware limited liability company (“Bayer”), WaveForm Technologies, Inc. a Delaware corporation (“WaveForm”), and TRIB Biosensors Inc., a Delaware corporation (“Trinity”).

PREAMBLE

WaveForm is the successor-in-interest to iSense Acquisition, LLC, a Delaware limited liability company (“iSense”) under the Asset Sale and Purchase Agreement (the “APA”), dated as of November 12, 2013, among Bayer, iSense, and, solely as guarantor of certain obligations, bioMetric Holdings, Inc., an Oregon corporation, as amended.  Under the APA, iSense acquired certain assets related to a continuous glucose management (“CGM”) system developed by Bayer.  WaveForm, as iSense’s successor-in-interest, is the current owner of certain of those assets.

The transaction contemplated by the APA (the “iSense Asset Purchase”) involved a carve-out of CGM technology from the intellectual property portfolio of a broader Bayer business that also included blood glucose management (“BGM”) technology.  There was some intellectual property overlap between the CGM business that iSense acquired in the iSense Asset Purchase and the BGM business that Bayer retained.  Accordingly, (a) iSense acquired the intellectual property focused primarily on CGM while Bayer retained the intellectual property focused primarily on BGM, (b) Bayer licensed certain retained intellectual property to iSense in the CGM field of use under an Intellectual Property License Agreement between them, dated as of November 12, 2013 (the “License”), and (c) iSense back-licensed certain acquired intellectual property to Bayer in the BGM field of use under a Back-License Agreement between them, dated as of November 12, 2013 (the “Back-License”).  WaveForm is the successor-in-interest to iSense under the License and the Back-License.

Trinity is acquiring certain assets of WaveForm’s business (the “Trinity Acquisition”) which include the License and the Back-License.  Effective as of, and subject to the occurrence of, the closing of the Trinity Acquisition (the “Closing”), the parties desire to enter into a new royalty arrangement between Trinity and Bayer that replicates the royalty arrangement in the APA with adjustments as agreed by the parties and provide for the assignment of the License and the Back-License to Trinity, on the terms and conditions set out in this Agreement.

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ACCORDINGLY, the parties to this Agreement hereby agree as follows with the intent to be legally bound hereby:

Section 1.          Effectiveness of this Agreement.

(a)          Effective at the Closing.  This Agreement shall automatically take effect if and when the Closing occurs.  Unless and until the Closing occurs, this Agreement shall be of no force or effect.

(b)          Notice.  If and when the Closing occurs, Trinity shall promptly notify Bayer.

(c)         Long-Stop.  If the Closing does not occur on or before February 1, 2024, this Agreement shall automatically terminate and shall be of no force or effect, and no party to this Agreement shall have any liability whatsoever under or in connection with this Agreement.

Section 2.          No Trinity Liability under APA.

(a)          Bayer acknowledges that Trinity is not a party to, is not assuming and shall have no liability whatsoever under the APA, and Bayer shall not assert that Trinity or any of its Affiliates has any such liability.

(b)          Each of Trinity and WaveForm hereby represents and acknowledges that it shall not pursue or enter into an exclusive license with Masimo Corporation to commercialize CGM products and technology in the hospital, EMS and critical care markets during the life of the patents set forth on Schedule 2.1(a)(iii) of the APA.

Section 3.          Transfer of License and Back-License.

(a)          Full Force and Effect.  Bayer and WaveForm hereby acknowledge, as of the date of this Agreement and as of immediately before the Closing, that the License and the Back-License are in full force and effect between them, subject to certain of the patents covered thereby having expired or terminated.

(b)          Assignment and Assumption; Liability Limit.  WaveForm hereby assigns to Trinity, and Trinity hereby accepts, all of WaveForm’s rights under the License and the Back-License.  Trinity hereby assumes all of WaveForm’s obligations under the License and the Back-License.  Bayer shall not assert against Trinity or its Affiliates any claim arising from or relating to any pre-Closing breach by WaveForm of the License or the Back-License, nor use any such pre-Closing breach as a basis for termination of the License or Back-License.

(c)          Consent and Waiver.  Bayer hereby consents to the assignment to, and assumption by, Trinity of the License and the Back-License under this Agreement.  Bayer hereby waives any right it may have to terminate the License under Section 5(b)(ii) of the License in connection with that assignment and assumption.

Section 4.          New Royalty Arrangement.

(a)          Royalties, Aggregate Cap.  From and after, and subject to the occurrence of, the Closing, Trinity shall pay to Bayer royalties (“Royalties”) of 10% of the Net Sales of Covered Products, up to an aggregate maximum of $15 million (the “Aggregate Maximum”), at which point no further Royalties shall be due.

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(b)          Change of Control.

(i)          Upon a Change of Control, Trinity shall, subject to Section 4(b)(iii), pay or cause to be paid to Bayer a percentage of the Change of Control Proceeds received by Trinity or Trinity’s Affiliates in a Change of Control transaction, a percentage of the Change of Control payment equal to:

(A)          10% multiplied by ($15,000,000 minus the cumulative amount of the Royalties paid by Trinity as of the closing date of the Change of Control);

divided by

(B)          $15,000,000.

(ii)          Amounts payable under this Section 4(b) shall be deemed to be Royalties and shall be credited towards and subject to the Aggregate Maximum.

(iii)          No amounts shall be payable under this Section 4(b) with respect to a Change of Control unless and until either (A) Net Sales generated by Trinity from CGM devices that are Covered Products reaches $100 million/year in the future; or (B) the Change of Control Proceeds in a Change of Control which are $300 million or more.

(c)          Certain Definitions.

(i)          “Affiliate” means, with respect to any Person, each other Person that controls, is controlled by, or is under common control with, that Person.

(ii)          “Change of Control” means (A) the Trinity Acquisition or (B) any transaction by which (I) Trinity Biotech plc (“Parent”) ceases to control Trinity by contractual agreement or through the election of members of the Board of Directors of Trinity or (II) Trinity sells all or substantially all of the assets of Trinity to a purchaser that is not an Affiliate of Parent.

(iii)          “Change of Control Proceeds” means the sum of the cash, principal amount of promissory notes, stock, and other property received by or on behalf of WaveForm or Trinity (or their respective Affiliates) as a result of the closing of the Change of Control transaction, but not including any fees of counsel, accountants, investment bankers and other professional advisors.

(iv)          “Covered Products” means any CGM products that are developed or manufactured using the Assets sold by Bayer to iSense under the APA.  For the avoidance of the doubt, to the extent that Trinity purchases CGM products from third-party suppliers for resale to Trinity’s customers that are substantially off-the-shelf, subject to incorporation of branding specified by Trinity and other minor modifications requested by Trinity, those products shall not be deemed to be Covered Products.

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(v)          “Net Sales” means gross sales proceeds (including goods-related and data-related, etc.) received by Trinity or its Affiliates for the Covered Products, minus direct costs of labor and materials (as specified in direct production costs), discounts, bonuses, cash discounts, price reductions and product returns for the Covered Products, all as determined in accordance with International Financial Reporting Standards.

(vi)          “Person” shall be construed broadly and means an individual or an entity of any kind.

(d)          Foreign Exchange.

(i)          Change of Control Proceeds.  To the extent that Change of Control Proceeds are received in a currency other than U.S. dollars, those Change of Control Proceeds shall, for purposes of calculations under this Agreement, be converted to the U.S. dollar equivalent using the exchange rate published by the Wall Street Journal for the day on which those Change of Control Proceeds are received, or, if that exchange rate is not published for that day, the next day thereafter for which that exchange rate is published.

(ii)          Net Sales.  To the extent that Net Sales are received in a currency other than U.S. dollars, those Net Sales shall, for purposes of calculations under this Agreement, be converted to the U.S. dollar equivalent using the average of the daily exchange rates published by the Wall Street Journal for the period for which those Net Sales are calculated.

(e)          Reporting; Payment of Royalties.  Within 45 days after the end of each Trinity fiscal quarter, Trinity shall (i) prepare and deliver to Bayer a statement of Net Sales (“Net Sales Statement”) and the Royalties due on those Net Sales and (ii) pay the Royalties set out as due on that Net Sales Statement.  Bayer shall have a period of thirty (30) Business Days after its receipt of the Net Sales Statement to review the same and to notify Trinity of any dispute(s) regarding the same (the "Review Period").  As part of such review, Bayer and its representatives shall have reasonable access at regular business hours to Trinity's working papers, books and records used in connection with the preparation of the Net Sales Statement.  If Bayer shall notify Trinity of any dispute(s) as to the Net Sales Statement prior to the expiration of the Review Period, then Bayer and Trinity shall negotiate in good faith in an effort to resolve such disputes.  If Bayer and Trinity are unable to resolve such dispute(s) within thirty (30) days after Trinity receives notice of the same, then either Party may submit such dispute to the Accounting Firm as set forth in Section 4(g) below.  Trinity shall pay Royalties by check, wire transfer of immediately available funds or other means mutually agreed upon by Trinity and Bayer in writing.

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(f)          Audits.  Trinity shall, at Bayer’s request, no more than once in any rolling 12-calendar month period, provide, to a reputable independent certified public accounting firm engaged by Bayer, reasonable access during Trinity’s regular business hours, in a manner that does not unreasonably interfere with Trinity’s operations, to Trinity’s books and records that are related to the computation of the Royalties, and that accounting firm may inspect those books and records for the sole purpose of determining the accuracy of Trinity’s determinations of the Royalties payable to Bayer and compliance with this Section 4 (an “Audit”).  Bayer shall not have the right to Audit any period more than once.  Trinity may require the accounting firm performing an Audit to enter into a reasonable confidentiality agreement with Trinity.  Any Audit shall be at Bayer’s sole expense, unless that Audit results in a determination, by mutual agreement or by the Independent Accounting Firm under Section 4(g), that the Royalties paid by Trinity for the period covered by that Audit understated the correct Royalties for that period by 5% or more, in which case the Audit shall be at Trinity’s sole expense.

(g)          Disputes.  Trinity and Bayer shall negotiate in good faith to resolve any dispute between them concerning the amount of Royalties paid by Trinity, including any such dispute resulting from an Audit.  If Trinity and Bayer are unable to resolve any such dispute within 30 days after Bayer notifies Trinity of that dispute, then either of them may submit that dispute to a “Big Four” audit firm (but not the firm that performed any related Audit), or any other independent certified public accounting firm upon which Trinity and Bayer mutually agree, for resolution in accordance with the preceding provisions of this Section 4 (the “Independent Accounting Firm”).  The Independent Accounting Firm shall make a determination only with respect to the unresolved disputed items submitted to it and shall make that determination within 30 days after submission.  That determination shall be binding on Trinity and Bayer in the absence of manifest error on its face.  The fees and expenses of the Independent Accounting Firm shall be shared equally by Trinity and Bayer.  Trinity and Bayer each shall cooperate fully with the Independent Accounting Firm, including providing reasonable access to relevant information and executing reasonable engagement letters.  Trinity may require the Independent Accounting Firm to enter into a reasonable confidentiality agreement.

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Section 5.          Notices.

All notices, amendments, waivers, or other communications under this Agreement shall be in writing and shall be deemed to be sufficient if delivered personally, sent by email with delivery receipt requested and received, sent by internationally recognized overnight or second day delivery courier or express mail to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)          If to Bayer or Bayer’s Affiliates to:

Bayer Healthcare LLC
100 Bayer Boulevard,
P.O. Box 915
Whippany, NJ 07981
Attention:          Aseem V. Mehta, US Chief Patent Counsel
Telephone:   [*****]
Email:          [*****]

(b)          If to WaveForm, to:

Waveform Technologies, Inc.
7C Raymond Ave.
Salem, NH 03079]
Attention:          John Alberico, President & CEO
Telephone:   [*****]
Email:          [*****]

(c)          If to Trinity, to:

c/o Trinity Biotech plc
IDA Business Park
Bray, County Wicklow
Ireland
Attention:    John Gillard, Chief Financial Officer
                                                 Des Fitzgerald, Director of Corporate Development
Telephone:   [*****]
Email:          [*****]
Section 6.          [*****]Historical contribution by Bayer to CGM business

In reference to the existing agreements between WaveForm and Bayer’s Affiliates in China (i.e. Bayer Healthcare Company Limited) and Hong Kong (i.e. Bayer Healthcare Limited) regarding CGM devices (including pursuant to the “Exclusive Supply and Distribution Agreement” for the Product (as defined therein) as dated on May 8, 2020, and “Supplemental Agreement to Exclusive Supply and Distribution Agreement” for Cascade CGM as dated on August 13, 2021, and “Supplemental Agreement II to Exclusive Supply and Distribution Agreement” for prepayment for purchase of Cascade CGM, as dated on November 19, 2021 and other relevant agreements), Bayer’s Affiliates in China and Hong Kong previously contributed to WaveForm an upfront payment of [*****] and advanced payment of [*****] million (collectively “Bayer’s Historical Contribution”) through partnership with WaveForm on CGM business. Bayer and Trinity agree that the Letter of Intent (“LOI”) and definitive agreement(s) for the partnership in China and India markets (the “Bayer-Trinity Partnership”), without prejudice to any rights of any Bayer’s Affiliates against WaveForm, shall provide that Trinity shall pay Bayer’s Affiliates in China and Hong Kong the amount of Bayer’s Historical Contribution once Gross Margins generated by the Bayer-Trinity Partnership from CGM devices no matter Covered Products or not (which means gross sales proceeds including goods-related and data-related, etc. received by Bayer-Trinity Partnership from CGM devices, minus related direct costs of labor and materials (as specified in direct production costs), discounts, rebates, cash discounts, price reductions and product returns, all as determined in accordance with International Financial Reporting Standards) reaches $100 million/year in the future. The amounts of Bayer’s Historical Contribution will be paid to Bayer’s Affiliates in China and Hong Kong in four equal annual installments of €3.17 million each starting in the calendar year in which Gross Margins generated by the Bayer-Trinity Partnership from CGM devices reaches $100 million.  Trinity shall make the payment of Bayer’s Historical Contribution to Bayer’s Affiliates in China and Hong Kong in a reasonable manner instructed by the aforementioned Bayer’s Affiliates.  For the avoidance of doubt, (a) the amounts of Bayer’s Historical Contribution being repaid to Bayer’s Affiliates in China and Hong Kong hereunder will be in addition to the Aggregate Maximum Royalty being paid to Bayer under Section 4(a) and (b) that repayment, if and when it is due, payable and actually paid by Trinity, shall be deemed to satisfy WaveForm’s obligations in connection with Bayer’s Historical Contribution.

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Section 7.          Miscellaneous.

(a)          Section Headings.  Section headings in this Agreement are included for convenience of reference only and shall not govern or affect the interpretation of any of the terms or provisions of this Agreement.

(b)          Interpretation; Construction.  The use in this Agreement of the term “including” or “includes” means “including, or includes, without limitation.”  The word “or” is not exclusive.  All references to sections, subsections, clauses, paragraphs, and exhibits mean those provisions of this Agreement and the exhibits attached to this Agreement, except where otherwise stated.  The use in this Agreement of the masculine, feminine or neuter forms shall also denote the other forms, as in each case the context may require.  References in this Agreement to “$” or “dollars” mean U.S. Dollars.

(c)          Severability.  The parties want the provisions of this Agreement to be enforced to the fullest extent permissible under the laws, regulations and public policies applied in each jurisdiction in which enforcement is sought.  Accordingly, if any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, that provision, as to that jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of that provision in any other jurisdiction.  Notwithstanding the foregoing, if that provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in that jurisdiction, it shall, as to that jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of that provision in any other jurisdiction.

(d)          Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any conflict or choice of law provision or rule, whether of the State of New York or any other jurisdiction, that would cause the laws of any jurisdiction other than the State of New York to apply.

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(e)          Jurisdiction and Venue.  The New York state and United States federal courts sitting in New York County, New York shall have exclusive jurisdiction over, and shall be the sole proper venue for, any action, suit or proceeding arising from or relating to this Agreement or the subject matter of this Agreement.

(f)          Jury Trial Waiver.  Each party hereby waives any and all right to trial by jury in any action, suit or proceeding arising from or relating to this Agreement or the subject matter of this Agreement.

(g)          Counterparts; Electronic Signatures.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.  Electronic counterpart signatures to this Agreement, including those delivered in PDF form or through DocuSign or a comparable system, shall be acceptable and binding.

(h)          Assignment. No assignment, pledge or other transfer of this Agreement or of any rights, interests or obligations hereunder may be made by either Bayer or Trinity (by operation of Law or otherwise) without the prior written consent of the other party and any attempted assignment, pledge or transfer without the required consent shall be void. Such consent shall not be unreasonably withheld.  Notwithstanding the foregoing Bayer and Trinity each may assign its rights hereunder to an Affiliate.  No assignment, pledge or transfer of any obligations under this Agreement shall relieve the parties of any such obligations.

*     *     *

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

BAYER HEALTHCARE LLC By: s/Guru Ramamurthy Name: Guru Ramamurthy Title: CFO Bayer US	TRIB BIOSENSORS INC. By: s/John Gillard Name: John Gillard Title: CEO
WAVEFORM TECHNOLOGIES INC. By: s/John Alberico Name: John Alberico Title: President & CEO

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